EXHIBIT 99.49

                  [ATLANTIC RICHFIELD COMPANY LETTERHEAD]



June 17,1998


To the ARCO Chemical Company Board of Directors
ARCO Chemical Company
3801 West Chester Pike
Newtown Square, PA  19073-2387

Dear ARCO Chemical Company Directors:

ARCO will be presenting to your Board on Thursday, June 18, a transaction in which Lyondell Petrochemical Company will make a tender offer for all of ARCO Chemical Company's outstanding Common Stock.

I want you to know that ARCO is strongly in favor of this transaction. We have carefully reviewed and reflected on ARCO Chemical Company's recent long range plan. While it is a good plan, we believe that there are significant risks and uncertainties in achieving the LRP. Given the risks in the plan and the added uncertainties in the equity markets, I believe that greater value will be realized by the shareholders in accepting the Lyondell proposal.

This is not a reflection on ARCO Chemical management. They've done a very good job. This is simply our view of how to achieve the highest shareholder value.

We have greatly enjoyed our association with ARCO Chemical Company, its directors, management and employees, and I thank you for your excellent service.

Sincerely,



Mike R. Bowlin
Chairman and Chief Executive Officer